SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 9, 2004

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

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Enclosures:

Press Release dated December 8, 2004: Turkcell Iletisim Hizmetleri A.S. reports Q3 2004 results

FOR IMMEDIATE RELEASE

TURKCELL ILETISIM HIZMETLERI A.S. REPORTS Q3 2004 RESULTS

“Strong results on the back of improved usage and subscriber growth”

Istanbul, Turkey, December 8, 2004 – Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the quarter ended September 30, 2004. All financial results in this press release are unaudited, expressed in US$, and reported in accordance with generally accepted accounting principles in the United States (US GAAP).

Figures in parentheses following the operational and financial results of the third quarter of 2004 refer to the same item in the second quarter of 2004.

Highlights of the Quarter

•	Turkcell’s number of subscribers reached 22.3 million (20.9 million) as of September 30, 2004 thanks to seasonally, higher subscriber acquisitions and lower churn
•	Usage increased in the third quarter of 2004 by 12% to 73.6 minutes (65.7 minutes), as a result of seasonality strong consumer sentiment and Turkcell’s volume and segment-based campaigns
•	Turkcell’s infrastructure usage dispute with Turk Telekom was settled in October 2004, while the settlement process for ongoing disputes with Turk Telekom and the Turkish Treasury continued
•	Turkcell generated revenues of US$969 million (US$606 million) in the third quarter of 2004
•	Turkcell recorded net income of US$151 million (US$96 million) in the third quarter of 2004
•	Turkcell’s EBITDA* increased to US$481 million (US$136 million) in the third quarter of 2004
•	Turkcell’s quarterly churn rate decreased to 1.95% (2.44%) in the third quarter of 2004
•	Turkcell announced its corporate governance guidelines and dividend policy in November 2004

*EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation of EBITDA to net cash provided by operating activities.

Comments from the CEO, Muzaffer Akpinar

We achieved strong results in the third quarter of 2004 mainly due to the positive effects of seasonality and the impact of a favorable macroeconomic environment. Our minutes of usage per subscriber increased during the quarter and we continued with our strong subscriber growth. As announced earlier in October, our subscriber base reached 22.3 million through the addition of 1,468,000 million net new subscribers during the third quarter. The principle reasons underlying this growth include the positive effect of seasonality on acquisitions, lower churn backed by the favorable macroeconomic environment as well as our successful retention efforts and Customer Relationship Management capabilities. In the first nine months of 2004, Turkcell added 3.3 million net new subscribers which corresponded to an 18% growth rate compared to year end 2003.

We believe that the Turkish telecommunications market is currently undergoing a transition period. The process of privatizing Turk Telekom started in November 2004 with the announcement of the deadline for bidders as May 2005. In addition, the sale of Telsim, which is still under the management of the SDIF (Savings Deposit Insurance Fund), is still on the agenda although it is unclear when the sale will occur. As a leading player in the telecom industry, we will monitor these developments closely.

On the GSM front, our rivals have continued to be price aggressive as demonstrated by their sales and marketing efforts. In general, price based competition and communication in the market has intensified especially with the reduced on-net prices and community tariff offers. In accordance with our long standing strategy, we continued to introduce products, services and tariff options that we believe are in line with the needs and expectations of our subscribers, while seeking the right balance between achieving our revenue goals and maximizing customer satisfaction. We announced an upward price adjustment of 1.7% on average in November, resulting in a total price increase of 4.95% during 2004.

We intend to continue to carefully monitor the changing market environment, as well as the competitive, regulatory and macroeconomic dynamics in the Turkish telecommunications market so as to be in a position to deal with new challenges.

One of the major items on our agenda is the amicable settlement of the legal disputes with Turk Telekom and the Turkish Treasury. With regard to the disputes with Turkish Treasury, settlement process currently continue under the law dated June 16, 2004 and numbered 5189 (“The Law”) that was passed through the Parliament. This Law enables the settlement of disputes between government entities and private companies out of court. Also as per the Law, both the Ministry of Finance and the Minister responsible for the Turkish Treasury on behalf of the Turkish Treasury are authorized to carry out settlement discussions with third parties subject to the approval of the Cabinet of Ministers. The potential resolution will cover the disputed period starting from April 1998 through the date on which the agreement is finalized. Whereas, the related article of the license agreement between us and Telecommunication Authority would have to be revised for the future definition of gross revenue which is used in calculating the 15% treasury fee.

During our negotiations with the Turkish Treasury, a payment of TL450 trillion (approximately US$300 million as of September 30, 2004) has become a requirement to the settlement process. Subsequent to September 30, 2004, we made this payment to the Turkish Treasury, which totaled to TL450 trillion (approximately US$300 million as of September 30, 2004). This payment will be released from the related provisions in the fourth quarter of 2004. In the event that a final settlement agreement is not reached, the already paid amount may be subject to collection from Treasury with interest, through deductions, from our monthly ongoing Treasury share payments.

On the Turk Telekom front, we have concluded that the principles and procedures set by the Cabinet’s Decree are acceptable by us and as the management teams of Turk Telekom and Turkcell have an agreement on these settlement terms, however, currently the approval process is underway.

In connection with our international operations, we continue to enjoy the positive contributions to our financial statements from our operations in Azerbaijan, Kazakhstan, Georgia and Moldova through our stake in Fintur. In Ukraine, our rollout activities will soon be finalized and we expect to launch services early in the first quarter of 2005. In Iran, we have fulfilled the tender requirements, but we are currently waiting for the final approval by the Iranian Parliament, as the Parliament earlier had issued a new law requiring an approval for investments with more than 50.1% foreign ownership.

We believe that a positive outcome on December 17, 2004 regarding the accession date for Turkey’s entry to European Union is an important development for both Turkey and the European Union and may help drive further positive sentiment in our market. Recognizing the importance of this development, we sponsored an event on the ‘Role of Communication in Turkey’s Integration with the EU’ on November 30, 2004, in the European Parliament in Brussels which included some members of the European Parliament, leaders from communities and the CEO of the GSM Association as participants. We of course, believe that we have already achieved such integration with Europe in our sector and globally through our various partnership agreements, international operations and through our Board level contributions at the GSM Association, the most effective international organization of the global GSM sector.

We continue to look forward to continuous improvements in our corporate governance practices in line with applicable regulations and best practices. We believe that the recent approval of the Corporate Governance Guidelines, Audit Committee Charter, Corporate Governance Committee Charter and the dividend policy as adapted by our Board of Directors, is a further sign of our long-term commitment.

Looking forward to 2005, in general, we have positive expectations. The Turkish government’s budgetary targets for 2005 include single digit inflation of 8% and a 5% GDP growth both of which are positive indicators. We believe that these targets will have a positive impact on the Turkish economy as a whole.

Our strategy for 2005 is to maintain our leading position in the market by capitalizing on our well established brand name, customer focused approach, nationwide quality network coverage, and extensive distribution channels.

Our strategic priorities for 2005 will be to continue to offer differentiated products, services, and tariff options that are in line with the needs and expectations of our subscribers, to be proactive and lead the market in target areas, to be sensitive to our social responsibilities, to be cost efficient and to create value for our stakeholders and shareholders alike.

We may also note that developments in our operating environment during the fourth quarter are currently in line with our year end 2004 expectations, and as of the date of this announcement we do not foresee any major changes to our year end results expectations.

Overview

Summary of Financial Operational Data *

	Q3 2003	Q2 2004*	Q3 2004	9 Months 2003	9 Months 2004

Number of total subscribers (million)	18.2	20.9	22.3	18.2	22.3
Number of post-paid subscribers (million)	4.7	5.0	5.0	4.7	5.0
Number of pre-paid subscribers (million)	13.5	15.9	17.3	13.5	17.3

ARPU Average revenue per user, blended (US$)	14.2	9.8	14.7	12.0	12.4
Average revenue per user, postpaid (US$)	32.1	25.0	33.8	26.1	29.3
Average revenue per user, prepaid (US$)	7.8	4.9	8.9	6.6	7.1

Churn (%)	3.9	2.4	2.0	11.7	7.3

MOU Minutes of usage, blended, per month	65.7	65.7	73.6	58.8	65.2

Revenue (US$ million)	765	606	969	1,839	2,321

EBITDA** (US$ million)	351	136	481	801	955

Translation (Loss)/Gain (US$ million)	(23)	29	13	(76)	21

Net Income (US$ million)	117	96	151	230	373

All figures are quarterly if not specified otherwise.

* Due to legal provisions in our Q2 2004 financial statements, the financial results provided above are not fully comparable.
** EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation of EBITDA to net cash used for operating activities.

Strong revenues due to seasonality and increase in usage

Revenues increased 60% to US$969.3 million (US$606.4 million) in the third quarter of 2004. The deduction of US$299 million from our revenues in the second quarter of 2004 due to ongoing legal disputes, should be taken into account when making quarterly comparisons and analysis. However, excluding the impact of the additional provisions in the second quarter, we would have still recorded an improvement in revenues in the third quarter compared to the second quarter due to the 7% increase in our subscriber base and the seasonally higher minutes of usage per subscriber in the third quarter.

Successful churn prevention program

Our churn rate during the third quarter of 2004 stood at 1.95%, which is 20% better than the second quarter churn rate of 2.44%. Churn prevention efforts contributed to the improvement in the churn rate backed by positive market conditions and new subscriber additions during the third quarter. Consequently, our number of subscribers reached 22.3 million (20.9 million) with net new additions totaling 1.4 million in the third quarter of 2004.

We enhance loyalty of a large subscriber base with our mass retention programs that reward tenure and preferred usage pattern. Our proactive and reactive retention programs mainly focus on staggered offers for longer loyalty and they are designed not only to decrease the churn rate but also to minimize the cost of churn by targeting higher value subscribers. We use our churn prediction models with the expertise we accumulated about our subscriber base.

Record high usage

Our minutes of usage increased in the third quarter of 2004 to the highest level since the macro economic crisis in 2001 despite the dilutive impact of increasing prepaid subscriber base in our total subscriber base. Our blended minutes of usage per subscriber per month (“MOU”) increased by 12% to 73.6 minutes (65.7) in the third quarter of 2004. Historically, the third quarter has been the strongest quarter in terms of usage. We used our volume and segment based campaigns to further support the strong consumer sentiment and reward preferred usage and counter refill patterns and volume.

On the back of the improved usage our blended average revenue per user (“ARPU”) increased to US$14.7 (US$9.8) in the third quarter of 2004. Additional legal provisions in the second quarter had a negative impact on the ARPU.

Competitive Environment

In 2004, the Turkish GSM market continued growing, and the mobile line penetration reached approximately 48% as of the end of the third quarter. Increased competition in the market also contributed to the pace of this growth, mainly due to increased visibility and market communications demonstrated by market participants.

As for the pricing aspect on-net based and community focused rates provide for lower pricing in general for the subscribers in our market. Corporate and youth segments tend to be among the segments that receive the most attention during new product rollouts.

Lower termination rates in the wholesale business side have been a factor in our market since September 2003. Along with the already lower rates, the reference tariff structure introduced by the Telecommunication Authority, which imposes a further reduction in rates, may come into effect if the current discussions between operators to renew existing pricing terms of the interconnection agreements do not result in an agreement. The process to agree on possible new rates is currently underway.

The Long Distance Telephony Service providers are expected to become operational at the start of 2005, increasing competition in the Turkish telecommunications market. We obtained a long distance business license through one of our subsidiaries and also intend to enter this market directly.

The process of privatizing Turk Telekom began in November 2004 with the announcement of the deadline for bidders as May 2005. In addition, Telsim, whose management is still under the SDIF, is being prepared for sale, although the timetable for the sale has not yet been made public.

We expect to see an increasingly competitive environment next year, due to more established players and a possible market entry by new operators through acquisitions of existing players in the Turkish market.

The mobile line penetration rate of approximately 48% is still relatively low and the Turkish market should continue to grow in the next few years, although at a slower rate than the past few years. We believe that most of the growth will continue to come from the prepaid market.

We aim to maintain our high-quality network through our ongoing investments and will continue to rely on our strong 2.5G network. The third generation licensing process is not yet on the agenda of Turkish telecom market and the timeline for rollouts is unclear. However, we intend to play a leading role in this area once this is underway.

Settlement Discussions

As discussed in the second quarter 2004 results announcement, we have been engaged in talks with the related parties with respect to the amicable settlement of our ongoing disputes with Turk Telekom and the Turkish Treasury. Settlement process currently continue under the Law, which enables the settlement of disputes between government entities and private companies out of court. Following this Law and the decree issued by the Cabinet of Ministers in August 2004, that set out the basis for the settlement, we reevaluated our existing provisioning methodology and calculated additional provisions for the ongoing disputes with the Turkish Treasury and Turk Telekom in the second quarter of 2004 amounting to US$312 million. We settled our infrastructure usage dispute with Turk Telekom in October 2004. The settlement discussions with the related parties regarding the remaining disputes are continuing.

With regard to the disputes with the Treasury, settlement process currently continue under the Law. The potential resolution will cover the disputed period starting from April 1998 through the date on which the agreement is finalized. Whereas, the related article of the license agreement between us and Telecommunication Authority would have to be revised for the future definition of gross revenue which is used in calculating the 15% treasury fee.

During our negotiations with the Turkish Treasury, a payment of TL450 trillion (approximately US$300million as of September 30, 2004) has become a requirement to the settlement process. Subsequent to September 30, 2004, we made this payment to the Turkish Treasury, which total TL450 trillion (US$300 million as of September 30, 2004). This payment will be released from the related provisions in the fourth quarter of 2004. Turkcell also provided a letter of guarantee for the remaining due amounts to Treasury totaling to TL566.5 trillion (approximately US$378 million as of September 30, 2004), which already covers the TL150 trillion payment that is part of the above mentioned payment realized. The amount of the letter of guarantee will be reduced as the payments are made. In the event that a final settlement agreement is not reached, the paid amount may be subject to collection from Treasury with interest, through deductions, from our monthly ongoing Treasury share payment.

On the Turk Telekom front, we have concluded that the principles and procedures set by the Cabinet’s Decree are acceptable by us and as the management teams of Turk Telekom and Turkcell have an agreement on these settlement terms, currently the approval process is underway.

Turkcell’s net risk for the ongoing legal disputes totaled US$1,126 million (US$1,206 million) as of September 30, 2004 and the breakdown can be found at the Financial and Operations Review section of this press release. The changes in the net risk regarding ongoing disputes during the third quarter 2004 were mainly due to the change in interest calculation for Treasury Share dispute, and Turk Telekom’s deduction from interconnection revenues as well the settlement agreement reached regarding the infrastructure dispute with Turk Telekom.

Settlement regarding the infrastructure usage dispute with Turk Telekom

As we announced on October 14, 2004, an agreement was reached regarding the infrastructure dispute with Turk Telekom following the settlement talks conducted under the Cabinet’s Decree, which set forth the rules and procedures to be followed by government entities to settle their disputes with third parties through negotiation.

We and Turk Telekom calculated Turk Telekom’s receivables with respect to infrastructure dispute as TL102,048,720 million (US$68 million as of September 30, 2004) including principal, interest, and Value Added Tax (“VAT”), and our receivables as TL39,451,875 million (US$26 million as of September 30, 2004). Our receivables arose from a legal decision in our favor in the lawsuit filed against Turk Telekom’s collection of the 15% fund payment by withholding payments to us. After netting off the receivables, We agreed with Turk Telekom that we owed Turk Telekom TL62,596,845 million (US$42 million as of September 30, 2004), including principal, interest, VAT and SCT.

This amount will be paid to Turk Telekom in 10 installments with interest, while we have an option to pay all or a portion of its debt, set forth by the settlement agreement, prior to the date determined by the installment plan. The interest rate used in this calculation will be the monthly interest rate calculated from the annual simple interest rate of the most recent TL denominated discount bond issued by the Turkish Treasury prior to the actual monthly installment. Turkcell will finance such payments from internal sources.

We made two payments in October and November totaling TL14.8 trillion (US$10 million as of September 30, 2004) in accordance with the installment plan. In addition, we have made all necessary applications and started the procedures to end the lawsuits related to the above mentioned disputes.

Corporate Governance Guidelines and Dividend Policy

Our Board of Directors has approved the Corporate Governance Guidelines (including an Audit Committee Charter and a Corporate Governance Charter) in order to enhance our corporate governance practices in compliance with the applicable regulations of the Istanbul Stock Exchange and those of the New York Stock Exchange. In addition, Mr Esko Rytkönen and Mr Murat Vargi, members of the Board of Directors, have been appointed as the Chairman of the Audit Committee and the Corporate Governance Committee, respectively.

In addition, we have adopted a dividend policy, which is set out in our Corporate Governance Guidelines. The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of our distributable profits, based on the financial statements prepared in accordance with the accounting principles accepted by the Capital Markets Board of Turkey, for each fiscal year, starting with profits for fiscal 2004. However, the payment of dividends will still be subject to our cash flow requirements, compliance with Turkish laws and regulations and the approval of, or amendment by, the Board of Directors and the General Assembly of Shareholders.

International Operations

Fintur

Fintur International continued its strong growth in the third quarter of 2004. The GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added approximately 459,000 net new subscribers, raising the total number of subscribers to approximately 3.5 million (3.0 million) as of September 30, 2004. Furthermore, third quarter 2004 revenues were US$155 million (US$129 million), a 20% increase compared to the second quarter of 2004. We own 41.45% of Fintur and accounts for this investment using the equity method, which totaled US$15 million income in the third quarter of 2004.

Ukraine

Eurasia, our effectively 51% owned subsidiary, through its subsidiary Astelit, initiated the establishment of a GSM 1800 network and the rollout activities will soon be finalized. We expect to launch services early in the first quarter of 2005. For the network investments, two vendor agreements with Nokia (€125 million), Ericsson (US$89 million) and Sysdate (US$13 million) were signed. In case of non-payment by Astelit, we guaranteed to make necessary payments in proportion to our investment. As of September 30, 2004, total capital expenditure in Ukraine was US$128 million. Since second quarter 2004, Ukraine operations were consolidated in Turkcell’s financial statements.

Iran

We have fulfilled the tender requirements, but we are currently waiting for the final approval by the Iranian Parliament, as the Parliament earlier had clarified that Iranian law required such an approval for investments with more than 50.1% foreign ownership.

Exchange Rate Information

One US$ equaled TL1,497,696 as of September 30, 2004 (TL1,485,911 as of June 30, 2004), which implies a 1% depreciation of TL against US$. The wholesale price index and consumer price index increased by 1.1% and 1.7%, respectively in the third quarter of 2004.

Financial and Operational Review

The following discussion focuses principally on the developments and trends in our business in the third quarter of 2004. As explained in detail in the second quarter 2004 results announcement, we recorded additional provisions in the second quarter of 2004 for the ongoing legal disputes with Turk Telekom and the Turkish Treasury. Accordingly, our statements of operations were negatively effected. Therefore the operating and financial information below should be read with this in mind.

Subscribers

Our total number of subscribers reached 22.3 million as of September 30, 2004 up from 20.9 million as of June 30, 2004, representing an increase of 7%. With the 1,468,000 net new additions in the third quarter of 2004, the total number of postpaid subscribers remained at 5.0 million and prepaid subscribers increased to 17.3 million, a 9% increase compared to the previous quarter. Net new additions grew by 24% in the third quarter of 2004 compared to the previous quarter, supported by the seasonally higher gross new subscriber acquisition and lower churn. The postpaid subscribers made up 10% of the gross new acquisitions, while the remaining 90% were prepaid subscribers.

Revenues

We generated US$969.3 million (US$606.4 million) in revenues in the third quarter of 2004, a 60% increase as a result of the additional legal provisioning in the second quarter of 2004. Excluding the impact of additional legal provisions in the second quarter, we would have still recorded an improvement in revenues in the third quarter compared to the second quarter due to the 7% increase in our subscriber base and seasonally higher minutes of usage per subscriber in the third quarter.

MoU

The third quarter is the strongest quarter in terms of usage due to seasonality. Accordingly, our blended MoU increased by 12% to 73.6 minutes (65.7 minutes) in the third quarter of 2004. Moreover, we used our volume and segment based campaigns to further support the strong consumer sentiment and reward preferred usage and counter refill patterns and volume.

ARPU

On the back of the improved usage, our blended average revenue per user (“ARPU”) increased to US$14.7 (US$9.8). In the third quarter 2004, ARPU for prepaid and postpaid subscribers was US$8.9 (US$4.9) and US$33.8 (US$25.0), respectively. Additional legal provisions had a negative impact on ARPU in the second quarter of 2004. Excluding the impact of these additional legal provisions in the second quarter, we would still have recorded an improvement in ARPU in the third quarter compared to the second quarter mainly due to seasonal increase in usage and roaming revenue.

EBITDA

Parallel to the improvement in revenue due to the increase in the subscriber base and seasonally higher usage during the third quarter of 2004, our EBITDA increased to US$481.1 million (US$136.4 million) in the third quarter of 2004. The one time effect of additional legal provisions in the second quarter of 2004 was the major reason to the percentage wise increase in EBITDA in the third quarter of 2004.

Translation gain

We recorded US$12.7 million (US$28.9 million gain) translation gain in the third quarter of 2004. We recorded translation gain in the third quarter of 2004 since depreciation of TL was 1% in the third quarter of 2004 compared to 13% in the second quarter of 2004.

Churn rate

Churn refers to disconnected subscribers, whether disconnected voluntarily or involuntarily. We recorded a churn rate of 1.95% (2.44%) in third quarter of 2004. This improvement was achieved through our continued segmented retention activities and mass loyalty programs. Positive market sentiment also contributed to the improvement in churn rate.

Profit & Loss and Balance Sheet Statements

Net income

On the back of improved operational performance, our revenue and EBITDA increased and as a consequence our net income increased 56% to US$150.6 million (US$96.4 million). For detailed information please see “Income Tax Benefit” section of this press release.

Direct cost of revenues

The direct cost of revenues, including depreciation and amortization, remained almost stable at US$549.3 million (US$541.3 million) in nominal terms. However, the proportion of our direct cost of revenues to total revenue was 89% in the second quarter of 2004, while it decreased to 57% in the third quarter of 2004, One time effect of additional legal provisions in the second quarter of 2004 was the major reason for this improvement.

Depreciation and amortization

Depreciation and amortization remained almost stable at US$105.4 million (US$107.0 million) in the third quarter of 2004.

Selling and marketing expenses

In the third quarter of 2004, our selling and marketing expenses increased by 16% to US$89.0 million (US$77.0 million) mainly due to the increase in corporate communication activity expenses. The proportion of our selling and marketing expenses to revenues were 13% in the second quarter of 2004, while it decreased to 9% in the third quarter of 2004, which was attributable to the additional provisioning impact on revenues in the second quarter of 2004.

General and administrative expenses

Our general and administrative expenses as a proportion of our revenues was 3% in the third quarter of 2004, which was 6% in the previous quarter. Our general and administrative expenses decreased to US$26.5 million (US$38.2 million) in the third quarter of 2004 compared to previous quarter mainly due to one time effect of expenses related to our purchase of Cellco Bonds for our investment portfolio in the second quarter 2004.

Equity in net income of unconsolidated investees

Equity in net income of unconsolidated investees was US$15.4 million (US$8.5 million) in the third quarter of 2004 thanks to improvement in the operational performance of Fintur.

Net interest income/(expense)

The change that resulted in a lowering of interest rates applied on the treasury share dispute accruals based on the suggested settlement terms mentioned in the “Settlement Discussions” section of this press release, resulted in US$78.0 million (US$39.0 million in net interest income) net interest income.

Income tax benefit (expense)

Turkcell recorded US$264.0 million of income tax expense (of which US$49 million and US$215million were related to current tax charge and deferred tax charge, respectively) in the third quarter of 2004 compared to US$66.7 million income tax benefit in the previous period mainly due to the deferred tax effect of the payments related to legal disputes in 2004 which will be tax deductible from the corporate tax basis as of 2004 year end and additional provision for withholding tax to be paid on projected taxable income of 2004.

The Ministry of Finance confirmed that Turkcell’s payments made to Turk Telekom and the Treasury, based on settlement agreements, will be tax deductable from our tax base whenever they are paid. Therefore, we reversed a portion of our deferred tax assets assuming that significant amount of payment will be done and deducted from our corpotate tax base in 2004.

Additionaly, we provided a withholding tax provision (at the rate of 19.8%) of US$49 million as of third quarter 2004 which we expect to pay based on the projected taxable income at year end. Since our investment incentive certificates provide tax benefit in the form of deductions for corporate tax purposes, we are exempt from 33% corporate tax (applicable in 2004); instead such deductions are subject to withholding tax at the rate of 19.8%.

Provisions

Our legal provisions and liabilities decreased 7% to US$1,126 million (US$1,206 million) in the third quarter of 2004. The breakdown of the legal provisions according to their subjects can be found at the below table.

Q3 2004 LEGAL PROVISIONS & LIABILITIES

(Million USD)	Q2 04 Net Risk	Additional Income/(Expenses)	Paid/ Deduction in Q3 04	Translation Effect	Q3 04 Net Risk**

Turk Telekom	(531)	(2)	29	4	(500)
Interconnection dispute	(531)	(2)	29	4	(500)
Turk Telekom	(21)	(35)	16	-	(40)
Infrastructure*	(51)	(23)	16	-	(58)
TT Fund Share*	30	(12)	-	-	18
Treasury Share	(633)	65	-	5	(563)
Other	(21)	(2)	-	-	(23)

TOTAL	(1,206)	26	45	9	(1,126)

*On October 14, 2004 we announced that we settled our infrastructure usage and Fund Share disputes with Turk Telekom by an amicable agreement.
**Includes principle and interest

Total assets

Total assets increased to US$4,434.7million (US$4,327.4 million), mainly due to the increase in cash and cash equivalents in the third quarter of 2004.

Capital expenditures

Our capital expenditures amounted to US$153.5 million (US$145.4 million) in the third quarter of 2004. US$47 million (US$81 million) of the total capital expenditure is related to Ukraine operations, which has been consolidated under Turkcell since the second quarter of 2004.

Debt

We have a total indebtedness of US$790.9 million (US$826.3 million) as of September 30, 2004. US$26 million of the total indebtness was related to Ukraine operations, which has been consolidated under Turkcell since the second quarter of 2004.

Reconciliation of Non-GAAP Financial Measures

The SEC recently adopted new rules regarding the use of non-GAAP financial measures. We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry that enhance the understanding of our operating results and assist in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors. We are continuing to monitor developments in the interpretation of these new rules and will make adjustments to the use of non-GAAP measures as may be required.

EBITDA equals net income (loss) before depreciation and amortization, interest expense and income tax benefit (expense). EBITDA is not a measurement of financial performance under US GAAP and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

US$ million	Q3 2003	Q2 2004	Q3 2004

EBITDA	351.1	136.4	481.1
Minority interest	1.8	1.7	1.8
Equity in net income of unconsolidated investees	6.6	8.5	15.4
Interest expense	(85.3)	0.4	39.0
Net increase (decrease) in assets and liabilities	56.4	(9.6)	(183.1)
Net cash provided by operating activities	313.8	117.0	319.8

Forward Looking Statements

This release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “continue.”

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 22.3 million postpaid and prepaid customers. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 423 operators in 173 countries as of September 30, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.5 million subscribers as of September 30, 2004.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr
investor.relations@turkcell.com.tr

Media:
Nazli Candan, Corporate Communications
Tel: + 90 212 313 2310
Email: nazli.candan@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr	Citigate Dewe Rogerson
Europe:
Kate Delahunty
Tel: +44-20/7282-2934
Email: kate.delahunty@citigatedr.co.uk
or
United States:
Victoria Hofstad/Jessica Wolpert
Tel: +1-201-499-3500
Email: victoria.hofstad@citigatefi.com
jessica.wolpert@citigatefi.com

TURKCELL ILETISIM HIZMETLERI A.S.
SELECTED FINANCIALS

	Quarter Ended September 30, 2003	Quarter Ended March 31, 2004	Quarter Ended June 30, 2004	Quarter Ended September 30, 2004

Consolidated Statement of Operations Data
Revenues
Communication fees	744,5	721,8	580,7	944,3
Monthly fixed fees	10,9	11,9	12,3	14,2
SIM card sales	6,2	8,3	6,5	6,7
Call center revenues	2,2	2,2	1,7	1,9
Other	0,8	1,3	5,2	2,2
Total revenues	764,6	745,5	606,4	969,3
Direct cost of revenues	(441,4)	(433,0)	(541,3)	(549,3)

Gross profit	323,2	312,5	65,1	420,0
General & administrative expenses	(30,3)	(29,3)	(38,2)	(26,5)
Selling & marketing expenses	(67,0)	(76,0)	(77,0)	(89,0)

Income (expense) from operations	225,9	207,2	(50,1)	304,5
Income from related parties, net	0,6	0,5	0,4	0,5
Net interest income (expense)	(48,9)	(40,5)	39,0	78,0
Other Income (expense), net	(2,8)	(0,5)	1,3	1,7
Equity in net income of unconsolidated investees	6,6	7,9	8,5	15,4
Minority interest	1,8	1,0	1,7	1,8
Translation Gain / (Loss)	(22,5)	(20,2)	28,9	12,7

Income before taxes	160,7	155,4	29,7	414,6
Income tax benefit (expense)	(43,9)	(29,2)	66,7	(264,0)

Net income	116,8	126,2	96,4	150,6

Net income per share	0,00008	0,00009	0,00007	0,00010

Other Financial Data

Gross margin	42,3%	41,9%	10,7%	43,3%
EBITDA(*)	351,1	337,2	136,4	481,1
Capital expenditures	39,0	53,2	145,4	153,5

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	696,2	939,3	822,6	954,1
Total assets	3.652,3	4.364,3	4.327,4	4.434,7
Long term debt	525,1	707,6	635,8	275,5
Total debt	1.011,3	852,6	826,3	790,9
Total liabilities	2.091,4	2.689,7	2.633,7	2.589,8
Total shareholders' equity / Net Assets	1.560,9	1.674,6	1.693,7	1.844,9

Consolidated Cash Flow Information
Net cash provided by operating activities	313,8	201,1	117,0	319,8
Net cash used in by investing activities	(39,0)	(66,5)	(132,1)	(153,5)
Net cash provided by / (used in) financing activities	(22,5)	222,0	(101,6)	(34,8)

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 14

TURKCELL ILETISIM HIZMETLERI A.S.
SELECTED FINANCIALS

	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004

Consolidated Statement of Operations Data
Revenues
Communication fees	1.787,6	2.246,8
Monthly fixed fees	30,1	38,4
SIM card sales	14,5	21,5
Call center revenues	5,4	5,8
Other	1,8	8,7
Total revenues	1.839,4	2.321,2
Direct cost of revenues	(1.131,7)	(1.523,6)

Gross profit	707,7	797,6
General & administrative expenses	(79,1)	(94,0)
Selling & marketing expenses	(173,7)	(242,0)

Income from operations	454,9	461,6
Income from related parties , net	3,2	1,4
Net interest income (expense)	(168,7)	76,5
Other Income, net	3,8	2,5
Equity in net income of unconsolidated investees	13,1	31,8
Minority interest	2,5	4,5
Translation Gain / (Loss)	(76,1)	21,4

Income before taxes	232,7	599,7
Income tax benefit ( expense )	(3,2)	(226,5)

Net income	229,5	373,2

Net income per share	0,00016	0,00025

Other Financial Data

Gross margin	38,5%	34,4%
EBITDA(*)	801,3	954,7
Capital expenditures	128,7	352,1

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	696,2	954,1
Total assets	3.652,3	4.434,7
Long term debt	525,1	275,5
Total debt	1.011,3	790,9
Total liabilities	2.091,4	2.589,8
Total shareholders' equity / Net Assets	1.560,9	1.844,9

Consolidated Cash Flow Information
Net cash provided by operating activities	733,4	637,9
Net cash used in by investing activities	(154,7)	(352,1)
Net cash provided by / (used in) financing activities	(276,7)	85,7

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 14

SIGNATURES

                 Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 9, 2004	By:	/s/ MUZAFFER AKPINAR
Name: Muzaffer Akpinar Title: Chief Executive Officer